Exhibit 12

NewMarket Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratios)	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income tax expense	$315,442	$343,208	$338,971	$339,099	$341,311
Interest and financing expenses, net	21,856	16,785	14,652	16,567	17,796
Portion of rent expense representative of interest factor	10,966	11,061	11,202	10,082	8,541
Amortization of capitalized interest	739	545	391	371	339
Adjusted income from continuing operations before income tax expense	$349,003	$371,599	$365,216	$366,119	$367,987

Fixed charges:
Interest and financing expenses (before deducting capitalized interest)	$26,448	$19,896	$17,442	$17,825	$21,236
Portion of rent expense representative of interest factor	10,966	11,061	11,202	10,082	8,541
Total fixed charges	$37,414	$30,957	$28,644	$27,907	$29,777

Ratio of earnings to fixed charges	9.3	12.0	12.8	13.1	12.4